                                                                      EXHIBIT 14

                     AMENDMENT TO THE EXECUTIVE BONUS PLAN


     WHEREAS, United Stationers Inc. ("Company") amended and restated the Executive Bonus Plan ("Plan") as of September 1, 1988 and reserved the right therein to amend the Plan; and

     WHEREAS, the Company desires to amend the Plan to take into account a possible Change in Control, as defined in Section 8.3 of the Plan and further described herein;

     NOW THEREFORE, the Company hereby amends the Plan to be effective upon the occurrence of a merger of the Company following a Change in Control effected by a tender offer, as follows:

     1. Subsection 8.1 Effect of a Change in Control During a Plan Year and Subsection 8.2 Effect of Change in Control on Amounts Credited to Growth Account are amended by deleting the text thereof in its entirety and substituting the following therefor:

          "8.1 Effect of a Merger Following a Change in Control During a Plan Year. In a Plan Year in which a merger of the Company ("Merger") following a Change in Control effected by a tender offer occurs, the Plan Year shall end on the last day of the month in which, or the date on which, the Merger occurs, as determined in accordance with this Section 8.1. Each Participant's Target Incentive Award for the short Plan Year shall be equal to the Participant's Target Incentive Award established for the Plan Year multiplied by a fraction. In the event the Merger occurs after the tenth day of the month, the numerator of the fraction shall be the number of months in such short Plan Year and the denominator of the fraction shall be twelve (12). In the event the Merger occurs on or before the tenth day of the month, the numerator of the fraction shall be the number of days in such short Plan Year, including the date on which the Merger occurs, and the denominator of the fraction shall be three hundred sixty (360). The Participant shall be entitled to a Final Award for the Plan Year equal to the Participant's Target Incentive Award, as determined above, weighted as provided by the standards established for the Plan Year to reflect the financial success of the Company achieved by the Participants prior to the Merger, based upon the most recent information available at the time such amounts are accrued. Any proration of the Final Award under the terms of the Plan shall be calculated with a denominator equal to the number of months in the short Plan Year. The Company will in good faith determine the amount of such accrual for the period ending on the date on which the first shares are purchased pursuant to the tender offer by Associated Holdings, Inc. (the "First Purchase Date"), together with the Company's good faith estimate of the amount of the accrual for the period beginning immediately after the First Purchase Date and ending upon the occurrence of the Merger, and shall pay the Final Award in cash to the Participant at any time on or before October 15, 1995.

          8.2 Effect of a Merger Following a Change in Control on Amounts Credited to Growth Account. In the event of a Merger following a Change in Control effected by a tender offer, the Participant shall receive the full amount of any previously deferred amounts credited to the Participant's Growth Account to be paid on or before October 15, 1995. The Share Units credited to the Participant's Growth Account shall be converted to cash by multiplying the number of Share Units in the Participant's Growth Account by the aggregate of the cash and the fair market value of any other property received in consideration of a share of Common Stock of the Company pursuant to the Merger. The Share Unit Component thus converted shall be paid out along with the cash balance in the Participant's Growth Account, including applicable earnings, in a lump sum cash payment."

                                       2